13013665

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8 - 14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote	PA	19095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

N. Mark Marr — (215) 881-4698
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, N. Mark Marr, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Investment Planning, Inc., as of December 31, 2012, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nancy L. Heffner, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires Dec. 30, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income.
- ■ (d) Statement of cash flows.
- ■ (e) Statement of Changes in Stockholders' Equity.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e) (3).*

LINCOLN INVESTMENT PLANNING, INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition
Year Ended December 31, 2012
With Report of Independent Registered Public
Accounting Firm
(Pursuant to Rule 17a-5(e)(3))

MITCHELL & TITUS
A member firm of Ernst & Young Global Limited

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm
(Pursuant to Rule 17a-5(e)(3))

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
Year Ended December 31, 2012

TABLE OF CONTENTS

MITCHELL & TITUS

Mitchell & Titus, LLP
1818 Market Street
Philadelphia, PA 19103
Tel: +1 215 561 7300
Fax: +1 215 569 8709
www.mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management
Lincoln Investment Planning, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, Inc. and Subsidiaries (the Company), as of December 31, 2012, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, Inc. and Subsidiaries as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Mitchell & Titus, LLP

February 27, 2013

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 16,811,020
Cash – segregated under federal and other regulations	15,683,024
Commissions receivable	4,727,671
Receivable from Affiliates	339,143
Fees receivable	94,315
Advances to financial representatives, net of provision for doubtful accounts of $294,388	2,873,193
Receivables from customers	20,887
Receivables from providers	37,526
Prepaid expenses	1,337,434
Notes receivable from financial representatives and others, net of provision for doubtful accounts of $19,309	3,746,082
Furniture and fixtures, net of accumulated depreciation of $77,942	873
Deposits with clearing organizations and others	178,291
Secured demand note receivable (fair value of collateral $4,661,965)	2,300,000
Goodwill and other intangible assets, net of accumulated amortization	2,004,483
Other assets	856,904
Total assets	$ 51,010,846
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payables to customers	$ 13,026,116
Commissions payable	5,322,053
Payables to retirement plan	848,405
Accounts payable and accrued expenses	9,428,131
Note payable	466,395
Deferred advisory revenue	87,063
Total liabilities	29,178,163
Subordinated indebtedness	2,300,000
Stockholder's equity	
Capital stock	
Voting; authorized 10,000 shares at $.001 par; issued–1,204 shares	1
Nonvoting; authorized 1,000,000 shares at $.001 par; issued–119,254 shares	119
Additional paid-in capital	570,306
Retained earnings	19,175,903
Less: Treasury stock – 12,511 shares at cost	(213,646)
Total stockholder's equity	19,532,683
Total liabilities and stockholder's equity	$ 51,010,846

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION

Lincoln Investment Planning, Inc. and Subsidiaries (the Company) is in the business of providing financial services. Lincoln Investment Planning, Inc. (Lincoln) is a broker/dealer registered with the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the U.S. Securities and Exchange Commission (SEC) and was incorporated in November 1968. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the U.S., with a primary concentration in the Eastern and Central regions.

Effective June 1, 2012, a newly formed affiliate of the company, CAI Acquisition, Inc., purchased the assets of Capital Analysts, Inc. (CAI). The financial advisors of CAI became registered representatives of Lincoln. Also effective June 1, 2012, CAI Acquisition, Inc. changed its name to Capital Analysts, Inc. In connection with the purchase of CAI, the Board of Directors of Lincoln approved a restructuring of the Company and its affiliated entities.

In connection with the restructuring, effective June 1, 2012, Lincoln is a wholly owned subsidiary of the newly formed Lincoln Investment Group Holdings, Inc. (the Parent) and has transactions with other subsidiaries of the Parent. CAI is a wholly-owned subsidiary of the Parent and is registered as an investment advisor with the SEC.

In connection with the restructuring, effective June 1, 2012, Lincoln contributed its investment in LIP Holding, Inc. (LIPH) to the Parent, and therefore no longer consolidates this entity. The main business activities of LIPH include managing securities owned and collecting the income derived from those assets.

Linjersey, Inc. is a wholly owned subsidiary of Lincoln. Linjersey, Inc. purchased the assets of a New Jersey-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lingren, Inc. is a wholly owned subsidiary of Lincoln. Lingren, Inc. purchased the assets of a Washington State-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lincoln Acquisition Corporation (LAC) is a wholly owned subsidiary of Lincoln. LAC owns 100% of the stock of both Linmass, Inc. and Linchic, Inc. Linmass, Inc. acquired the assets of a Massachusetts-based broker/dealer and the book of business of that broker/dealer's majority shareholder. Linchic, Inc. purchased the assets of a Chicago-based financial services provider, which was transacting securities business through Lincoln.

NOTE 1 ORGANIZATION *(continued)*

All securities business of Linmass, Inc., Linchic, Inc., Linjersey, Inc., and Lingren, Inc. are transacted through financial representatives registered with Lincoln.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation. Effective June 1, 2012 the consolidated statement of financial condition no longer includes the subsidiary LIPH due to the restructuring described in Note 1.

Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days at the time of purchase.

Income Taxes

Effective June 1, 2012, the Company has elected, with the consent of its stockholders, to be taxed as a subsidiary to the Parent, filing a consolidated tax return under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code. Under these provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and various state and local income taxes on their share of the Company's taxable income. The Company pays taxes in certain states and local jurisdictions where Subchapter S is not recognized.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes *(continued)*

In July 2006, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*. Accounting principles generally accepted in the United States require the Company's management to evaluate uncertain tax positions taken by the Company. This interpretation clarified the accounting for uncertainty in income taxes recognized in financial statements. Under ASC 740-10, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis. A tax position failing to qualify for initial recognition is recognized in the first interim period in which it meets the ASC 740-10 statute of limitations. De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized.

The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2008.

Goodwill and Intangible Assets

Goodwill and other intangible assets are accounted for in accordance with the requirements of ASC 350, *Intangibles–Goodwill and Other*. Goodwill is tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more likely than not reduce the fair value of the Company below its carrying value.

Customer lists are amortized over eight years. The Company performs periodic analyses and adjusts, through accelerated amortization, any impairment of customer lists. Covenants not to compete are amortized over the related contract term.

The Company performed an annual impairment evaluation as of December 31, 2012 and noted there was no impairment to any of its goodwill or intangible assets.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fixed Assets

Fixed assets include furniture and fixtures, which are depreciated using the straight-line method over the estimated useful life of the assets of five years.

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial representatives and others based on experience and specifically identified risks. Advances to financial representatives and notes receivable to financial representatives and others are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts.

Notes Receivable from Financial Representatives and Others

The Company's notes receivable balance primarily consist of notes receivables from financial representatives. These interest bearing note agreements are given to financial representatives to assist them in purchasing a book of business. The repayment term of the note ranges from 6 months to 10 years depending on the size of the advance.

Based on the nature of these notes receivables, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that the financial representative becomes no longer affiliated with the Company. The Company maintains a provision for doubtful accounts. The Company determines the amount of the provision based on specific identification of material amounts at risk by financial representative and maintains a reserve based on its historical collection experience. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and employment status of the financial representatives. Although management believes its provision is adequate, it cannot anticipate with any certainty the changes in the financial condition of its financial representatives. As a result, the Company records adjustments to the provision for doubtful accounts in the period in which the new information that requires an adjustment to the reserve becomes known.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Notes Receivable from Financial Representatives and Others *(continued)*

The accrual of interest is discontinued for all notes classified as doubtful and nonperforming. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on nonaccrual status are applied first to outstanding interest due on the notes and then to outstanding principal. A note is considered impaired under applicable accounting guidance if classified as doubtful; that is, when based on current information, it is probable that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement.

At December 31, 2012 the Company had outstanding notes receivable of $3,746,082 of which $29,232 is categorized as non-performing, and the remaining $3,716,850 as performing. The allowance for doubtful accounts of $19,309 at year end related only to those notes classified as non-performing.

NOTE 3 SERVICE AGREEMENT

On May 12, 2010, the Company entered into a services agreement (the Agreement) with Great American Advisors, Inc. (GAA) and Great American Financial Resources, Inc. (GAFRI). The Agreement provides for an introduction by GAA and GAFRI of GAA's financial representatives (Financial Reps) to the Company and to assist with the transition of those Financial Reps who elect to join and then transfer their registrations to the Company. The Agreement covers services provided by the parties starting on May 12, 2010 and remains in effect until August 1, 2013. Under the terms of the Agreement and in return for services provided by GAFRI and/or GAA, the Company will pay a fee for services (Service Fee) of up to $1.5 million. The amount of the Service Fee is contingent upon the level of the net commission run rate achieved by the Financial Reps for the 12 months ended July 31, 2011. Based on the actual net commission run rate achieved for the 12 months ended July 31, 2011, the total service fee for the period of May 12, 2010 through August 1, 2013 is $977,813. The Agreement also provides for a service fee offset (the Offset) of up to $1.5 million. Should the Company achieve the certain targeted levels of sales of GAFRI products, or GAFRI fails to maintain high-quality products, as defined in the agreement, the Offset will be the same amount as the Service Fee, resulting in no net cost for the services.

NOTE 4 CASH–SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $15,683,024 is segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 5 RETIREMENT PLAN

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that cover employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and are able to enroll on a quarterly basis. Employees are eligible for the profit-sharing component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries, or $17,000, with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $5,500. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 5% of compensation based on years of service. Participants are always fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment.

NOTE 6 DEFERRED COMPENSATION PLAN

In 2005, the Company adopted a deferred compensation plan for certain executives. This plan entitles certain eligible executives to a percentage of the appreciation in the estimated fair value of the Company as determined by a formula for periods subsequent to each participant's initial eligibility date. Such amounts are generally payable upon the retirement of the executive over a payment schedule ranging from five to 10 years, depending on the age of the executive upon termination and are included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

NOTE 7 GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are composed of the following:

Goodwill	$ 468,185
Sales representative relationship	1,203,188
Customer lists	1,323,664
Covenant not to compete	588,600
Total	3,583,637
Less: Accumulated amortization	(1,579,154)
Net	$ 2,004,483

Goodwill is related to an acquisition of a business in the New England area in 2000 and a Washington State-based financial services provider during 2009 and is not amortized. The sales representative relationship asset is related to the acquisition of the Washington State-based financial services provider and is not amortized. The customer lists are related to the acquisition of a Chicago-based financial services provider during 2005 and a New Jersey-based financial services provider during 2008, and are being amortized over eight years. Non-amortized intangible assets are subject to periodic review for impairment, and are written down as applicable. The covenant not to compete is related to the acquisition of the Chicago-based financial services provider, the New Jersey-based financial services provider, and the Washington State-based financial services provider and is being amortized over five years.

NOTE 8 COMMISSIONS AND OTHER FEES RECEIVABLE

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

Securities owned by customers are held as collateral for receivables from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated statement of financial condition.

NOTE 9 PAYABLES TO CUSTOMERS

Payables to customers include amounts due on cash transactions.

NOTE 10 COMMITMENTS AND CONTINGENCIES

The Company conducts its operations in leased facilities under leases that expire at various dates. The Company's headquarters are in Wyncote, Pennsylvania but its sales offices are maintained in several other locations.

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

As with many financial services companies, from time to time, the Company received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a material adverse effect on the Company's operations or financial position.

NOTE 11 AGREEMENTS WITH CARRYING BROKER

The Company has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 12 RELATED-PARTY TRANSACTIONS

The Company's headquarters are leased under an operating lease agreement with 218 Glenside Partnership, Ltd. Certain stockholders of the Parent own the Partnership.

The Company rents computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from For Lease, Inc., owned by certain stockholders of the Parent.

NOTE 12 RELATED-PARTY TRANSACTIONS *(continued)*

At December 31, 2012, the Company also had a receivable due from For Lease, Inc. in the amount of $95,000, related to advanced cash provided to For Lease, Inc. to help fund its operations. This amount is reflected in notes receivable from financial representatives and others on the consolidated statement of financial condition.

The Company received administrative service fees from Lincoln Investment Planning Insurance Agency, Inc., a corporation owned by the Company's president and stockholder in the Parent.

The Company has receivables of $158,674 from CAI and $180,469 from the Parent, respectively, which are included in due from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2012.

NOTE 13 SUBORDINATED DEBT

An affiliate of the Company has issued a collateralized secured demand note payable to Lincoln and Lincoln issued subordinated debt to the affiliate each in the amount of $2,300,000. Per the terms of the secured demand note collateral agreement, certain securities held by the affiliate are pledged as collateral. The subordinated liability is available in computing net capital under the SEC's uniform net capital rule and has been approved by FINRA for inclusion in the Company's net capital computations. Both the subordinated debt and secured demand note bear interest at 7% and have a scheduled maturity date of December 31, 2019. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There were no changes in these balances in 2012, except for the fact that due to the reorganization, effective June 1, 2012 these balances no longer eliminate in consolidation.

NOTE 14 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. A broker/dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000, or 2%, of aggregate debit balances arising from customer transactions. At December 31, 2012, the Company had net capital of $10,020,063, which was 47,973% of aggregate debit balances and $9,770,063 in excess of the minimum net capital requirement. We have consistently operated in excess of our capital adequacy requirements.

Subchapter S distribution payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. Under the alternative method, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its stockholder or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar net capital requirement.

Mitchell & Titus, LLP

www.mitchelltitus.com

Stock No. S144MT